ADVANCE NANOTECH INC
600 LEXINGTON AVENUE,
29TH FLOOR
NEW YORK, NY 10022
212-583-0080

October 13, 2005

VIA MAIL & FACSIMILE:  (202) 772-9205

Al Rodriguez
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. - Office 3536 - Mail Stop 0407
Washington, DC 20549

Re:  SEC Comment Letter Dated September 30, 2005.

Dear Mr. Rodriguez:

We have received the above referenced comment letter from you via fax on October 4, 2005. In response to your letter, we provide the following response:

The company will revise the warrant valuation classification from an equity treatment to a liability treatment and will revise the financial statements for March 31, 2005 & June 30, 2005 accordingly.

The company will provide a draft of the amended financials to the SEC for review prior to filing the above amendments.

Once the company's SB2 filing is deemed effective with the SEC, the company will then reclassify the warrant valuation as an equity item.

Sincerely yours,



/S/ Magnus R.E. Gittins
Chief Executive Officer